Mail Stop 4561
via fax (732) 509-9299

October 20, 2008

William M. Freeman
President and CEO
Arbinet-theexchange, Inc.
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901

      Re: Arbinet-theexchange, Inc.
              Form 10-K for the Year Ended December 31, 2007
              Filed on March 17, 2008
              File No. 000-51063

Dear Mr. Freeman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Kathleen Collins
                          Accounting Branch Chief